SOUL SLICE

Biscuit-Crust Pizza Concept Delivers Equity to Employees and Community

🔵 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



soulslicepizza.com   Oakland CA   🐦 📘 📷

Food | Retail | Technology | Restaurant | Community

Lead investor: Cyndi Masters
Investing $30,000 in this round and invested $5,000 previously.

Cyndi says, "In an era where we are yearning for comfort and our roots while celebrating diversity and leaning forward to a world that will be fairer, Karter once again knocks it out of the park with SoulSlice. Right on time. The comfort of Southern Soul food served up as a slice within a business model that ensures the brand's longevity.

Employee retention will define the rise and fall of most businesses moving forward. The Soul Slice model incentivizes both employee commitment and passion. Karter and Carla's model elevates opportunity in an industry that historically has both undervalued and denied access to growth and wealth, generally treating its workforce as transient and expendable.

As an investor, I believe that Soul Slice will disrupt the industry with a unique food concept created by the fusion of two tried and proven cuisines, deeply rooted in America's heritage soul food and pizza. We will demonstrate that treating both employees and customers as equally essential brand ambassadors will create a more profitable outcome for all as well as a better world."

OVERVIEW   DETAILS   UPDATES 25   WHAT PEOPLE SAY 34   ASK A QUESTION 8

Highlights

1. 'Insanely delicious' soul food on a biscuit crust created by renowned restaurateur, Karter Louis

2. B Corp: Full-time salaried employees, sustainable sourcing and operations, community engagement

3. $8.2 billion gourmet pizza market performs with continued high margins during the pandemic

4. Flagship Oakland location launched in June to strong reviews and neighborhood relationships

5. Plan for growth to 20 locations with hope of buyout for investor returns in Yr 3-5 (not guaranteed)

Our Team



Karter Louis   Founder and CEO

Artist, Designer & Restaurant Creator, Founder of Hillbilly Tea & Co-founder of HHnL Design Group, Uno Lai Design & Samovar Tea Lounge.

While witnessing the pandemic's devastating effect on the restaurant industry, we saw an opportunity to do better. Our unique restaurant model builds community through food. The Soul Slice ethos is service – to be of service – to our team, to our patrons, and to our communities. Founder Karter Louis sees Soul Slice as a legacy project.



Carla Dearing   Co-founder and CFO

Seasoned fintech exec, 3-time founder with successful exits and investor helping companies develop capital for smarter growth and drive social impact. Started career at Morgan Stanley, MBA-Chicago Booth, BA-Michigan.



Michael Moss   Brand Director

Hillbilly tea partner, Food & beverage branding, UX @google

Join the Soul Slice movement...





THE CONCEPT

SOUL FOOD ON A BISCUIT CRUST

Soul food hearkens **spirituality** and **warmth**. **Pizza** is **comfort**. Imagine them together.

'INSANELY DELICIOUS' FOOD

WEALTH-BUILDING FOR EMPLOYEES

NATIONAL EXPANSION PLAN

SOUL SLICE



THE PROBLEM

WHAT'S GOING ON?

Social Distancing has severely affected restaurants' ability to fully offer their brand experience to customers.

Gainful Employment is lacking for many restaurant workers resulting in economic stress with very little opportunity to break the "paycheck to paycheck" cycle.



SOUL SLICE

THE SOLUTION

SLICE IT RIGHT

- **To-go/Delivery** businesses like pizza are proving to be pandemic proof, have uninterrupted high growth and high margins, and are able to meet expectations with the full customer experience.
- **B Corp Elements** like full-time salaries, profit sharing and ownership give employees unprecedented opportunities for advancement and wealth creation.

SOUL SLICE

4

B CORP

CARING IS GIVING

Opportunity

Every employee is ladder-trained from dishwashing to management through a multifaceted empathy-based employee training & development program rooted in mentorship, efficiency and life skills.

Wealth Building

The year end profit-sharing pool includes all employees, half of which is deposited into retirement savings. For employees, this is projected to be $1.6 million paid out over the first five years.

Ownership

Managers receive options vesting after 3 years. A liquidity mechanism allows them to harvest the wealth they've built if they choose to pursue other opportunities.

SOUL SLICE

5

THE MODEL

SLICENOMICS

This slide contains forward-looking projections that cannot be guaranteed.

Aiming for a profitable & scalable model generating **$25M in annual revenue** in Year 5, **24% margin** before profit sharing

- **18** To-go locations
- **4** Deluxe add-ons (seating and liquor license)
- Launch in Oakland, rapidly expand into key markets



Chicago
Oakland
New York
Louisville
Los Angeles
Atlanta
Houston

SOUL SLICE

$30M
$20M
$10M
$
NOI
2021
2022
2023
2024
2025

Favorable pandemic-priced leases and buildout are expected for the first 36 months of the model

	First year To-go	Mature To-go + Deluxe
Sales	1.2M	3.5M
COGS	18%	17%
NOI Margin	13%	50%
Net Income	$160k	$1.7M

New stores (To-go first year) and mature combined To-go/Deluxe locations each contribute to the model



6

THE MARKET

TOTAL ADDRESSABLE PIZZA MARKET

$45.7B

U.S. pizza sales are $45 billion

41% of sales are from indie and small chains



41% of sales are from indie and small chains

$18.8B
$8.2B
$25M

OUR SLICE OF THE PIE

44% of consumers rate 'fresh, quality ingredients' and 'best crust' as deciding factors.

Key themes: quality ingredients, technology & youth culture

Soul Slice's projected revenue in Y5: **$25M**

SOUL SLICE

THE EDGE

COMPETITIVE ADVANTAGE

- Efficient to-go & delivery model
- First-to-market "Biscuit Crust"
- Employee ownership model
- Experienced founders
- Quick to scale and low cost buildouts

SOUL SLICE

GO TO MARKET

BRINGING THE SOUL

Digital Marketing, Social Media & PR Partnerships

Long-term relationships with key media outlets & community organizations amplified by social media & digital marketing create early awareness and build loyalty.

Organic Network & Platform Growth

Artist & influencer engagement connects their networks to our growing social impact platform organically bringing voice to our shared mission in the community.

Dynamic Infrastructure Management

The best available POS, online ordering & delivery services & technology is combined to support the high margin business model, and routinely evaluated for efficiencies.

SOUL SLICE

TEAM SOUL

BRINGING THE EXPERTISE

Our diverse, tenacious founders, each with multiple prior exits, have deep expertise in restaurant creation, branding & design, technology and community impact.

KARTER LOUIS
ARTIST, RESTAURATEUR
• iYong international • Samovar tea
• hillbilly tea founder • Palette SF
• Uno Lai Design, China • Mina Group

CARLA DEARING
FINANCE SPECIALIST
• 3-time founder • Recent fintech exit, Sum180/FlexWage • Velo Group • Morgan Stanley • Chicago - Booth School of Business

MIKE MOSS
DESIGNER
• hillbilly tea partner • UX @google
• Food & beverage branding

SOUL SLICE

ADVISORY BOARD

GUIDING THE SOUL

A panel of top-tier professionals lead our vision & purpose.

LIZ PUCCIANTI
LEAD INVESTOR
Founder @ Incite Fusion

NIKKI LANIER
DIVERSITY & DEVELOPMENT
Senior VP @ Federal Reserve Bank of St. Louis



LAWRENCE WEEKS
CULINARY
Executive Chef @ Honeywood



FAYAZ RAJANI
LEGAL
Attorney & Owner @ Rajani Immigration



ADRIEN LANUSSE
BRANDING / MARKETING / PR
VP of Consumer Insight @ Netflix



KYLE BROWN
INFRASTRUCTURE
Sr Onboarding Manager @ Toast POS



KEN CERNIGLIA
ENGAGEMENT
Broadway Dramaturg, Writer & Scholar

JOIN US

INVESTMENT OPPORTUNITY

Traction

Location #1 opened at 5849 San Pablo Ave in Oakland CA on June 19. 5 full-time employees hired. To date, raised $182,000 at $35/share for 5.21% of the equity.

Equity

Now completing our 10% Preferred Stock offering for 2.86% on Early Bird terms of $35/share and the remaining 1.92% at $40/share.

Use of Funds

Funds will support the buildout of the patio in location 1 and additional working capital (19.8%); start up costs for the second location, the first "to go" store (73.7%); and 6.5% crowdfunding fees. We are still projecting to self-fund growth after first two locations through Yr 5.

